Spikes

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-191,882.11
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-3,932.24
Inventory - Finished Goods	-26,071.79
Inventory - Materials	-7,061.22
Payroll Refunds	-551.25
Machinery & Equipment:Depreciation	6,512.52
Accounts Payable (A/P)	0.00
Chase Ink Credit Card - Dan	-5,455.21
Deferred Revenue	0.00
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	1,019.00
Payroll Liabilities:Federal Unemployment (940)	106.53
Payroll Liabilities:OH Income Tax	390.11
Payroll Liabilities:OH Local Tax	515.30
Payroll Liabilities:OH Unemployment Tax	887.94
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-33,640.31**
Net cash provided by operating activities	**$ -225,522.42**
INVESTING ACTIVITIES	
Machinery & Equipment:Original cost	-56,958.07
Net cash provided by investing activities	**$ -56,958.07**
FINANCING ACTIVITIES	
Notes Payable - Vehicles	21,307.33
Paid-In Capital or Surplus	281,992.84
Net cash provided by financing activities	**$303,300.17**
NET CASH INCREASE FOR PERIOD	**$20,819.68**
Cash at beginning of period	311.44
CASH AT END OF PERIOD	**$21,131.12**